Exhibit 99.1

NASDAQ: KZIA | X: @KaziaTx Beyond Inhibition. Reprogramming Cancer Control. 2026 Corporate Overview April 2026

This presentation contains forward - looking statements, which can generally be identified as such by the use of words such as “may,” “will,” “estimate,” “future,” “forward,” “anticipate,” “plan,” “expect,” “explore,” “potential” or other similar words. Any statement describing Kazia's future plans, strategies, intentions, expectations, objectives, goals or prospects, and other statements that are not historical facts, are also forward - looking statements, including, but not limited to, statements regarding: the timing for interim or final results and data related to Kazia’s clinical and preclinical trials, or third - party trials evaluating Kazia’s product candidates, timing and plans with respect to enrolment of patients in Kazia’s clinical and preclinical programs, the potential benefits of paxalisib, NDL2, MSETC, and EVT801, the potential results of combination studies of paxalisib and other collaborations, timing for any regulatory submissions or discussions with regulatory agencies, the potential market opportunity for paxalisib, NDL2, MSETC, and EVT801, and Kazia’s strategy and plans with respect to its business and programs. Such statements are based on Kazia’s expectations and projections about future events and future trends affecting its business and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward - looking statements, including risks and uncertainties: associated with clinical and preclinical trials and product development, the risk that interim and preclinical data may not be reflective of final data, related to regulatory approvals, and related to the impact of global economic conditions, including disruptions in the banking industry. These and other risks and uncertainties are described more fully in Kazia’s Annual Report, filed on Form 20 - F with the SEC, and in subsequent filings with the SEC. Kazia undertakes no obligation to publicly update any forward - looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward - looking statements, which apply only as of the date of this presentation. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications, surveys, and other data obtained from third - party sources and our own internal estimates and research. While we believe these third - party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representations as to the adequacy, fairness, accuracy or completeness of, any information obtained from third - party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. 1 Forward - Looking Statements

• Sydney - based clinical - stage oncology company focused on high - need cancers of the central nervous system and select aggressive solid tumors • Founded in 2016, the company is dedicated to advancing transformative therapies by harnessing next - generation science, disciplined development, and a commitment to clinical impact 2 Kazia Therapeutics Limited

Our mission is to redefine cancer treatment by moving beyond conventional pathway inhibition toward therapeutic reprogramming of cancer biology by targeting regulatory drivers of growth, immune escape, and relapse to deliver more durable outcomes for patients with the greatest unmet need. 3

Company Highlights

01 Clinical-stage oncology company advancing next-generation differentiated therapies designed to overcome resistance in aggressive and immunotherapy-refractory cancers

02 Lead asset **paxalisib** is an oral, brain-penetrant dual PI3K / mTOR inhibitor for solid tumor indications, including breast cancer, evaluated to date in >550 adult and pediatric patients across Phase 1-3 clinical trials and expanded access programs

03 Advancing **NDL2** – a potentially first-in-class protein degrader designed to target intracellular PD-L1 to overcome immune resistance beyond checkpoint blockade

04 Advancing **MSETC** – a potentially first-in-class SETDB1 inhibitor designed to target SETDB1, a key epigenetic regulator of immune evasion

05 Developing **EVT801**, an oral, highly selective VEGFR3 inhibitor targeting tumor lymphangiogenesis and metastatic spread, with strong partnering potential

06
- Cash & Cash Equivalents: Approximately US$46 million (Runway expected to fund planned operations into 2029, excluding additional or expanded trials)
- No outstanding debt
- American Depository Shares Outstanding: Approximately 11.4 million

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KAZIA THERAPEUTICS

A Differentiated, Multi-Layered Approach

A strategic expansion to a multi-modal platform targeting stable tumor states

Epigenetic Focus & Integration


Epigenetic Therapeutics
Me
Immuno-Oncology
KAZIA
THERAPEUTICS
Targeted Protein Degradation
Ub

Paxalisib
Transcriptional Reprogramming

- Alters gene expression programs that drive tumor growth and immune suppression
- Exerts downstream effects on tumor transcriptional programs and immune microenvironment modulation
- Activity extends beyond pathway inhibition, toward tumor-state reprogramming

NDL2
Immune Protein Degradation

- Eliminates intracellular PD-L1 and overcomes resistance mechanisms beyond antibody-based therapies
- Disrupts immune checkpoint stability and transcriptionally regulated immune resistance pathways
- Intersects with epigenetic immune regulation by targeting intracellular PD-L1 protein (rather than blocking receptor interaction)

MSETC
Chromatin Regulation

- Restores immune visibility by reactivating suppressed signaling pathways
- A chromatin-modifying enzyme implicated in cancer drug resistance, immune evasion, and metastatic progression
- Its integration provides a mechanistic anchor that unifies paxalisib and NDL2 under a coherent tumor-state epigenetic strategy

Data on file.

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KAZIA THERAPEUTICS

Complementary Layers of Cancer Control

Differentiated oncology portfolio designed to overcome resistance in aggressive and immunotherapy-refractory cancers

Paxalisib

Brain-penetrant dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity

Epigenetic Pathway Modulation
Reprograms PI3K-driven metastatic and immune-suppressive tumors

Immune Responsiveness
Reduces immune suppression and improves therapy sensitivity

Clinically Validated Asset
Shows clinical activity across breast cancer, CNS tumors
Multiple US FDA designations granted - Fast Track, Orphan Drug, and Rare Pediatric Disease

Strategic Backbone Across Breast & CNS Cancer
Relevant in high-unmet-need advanced breast cancer populations beyond TNBC and CNS tumors, including glioblastoma and pediatric brain cancer

Evaluated in >550 patients to date
Phase 1b clinical study in TNBC ongoing

PD-L1 Protein Degrader Platform

First-in-class optimized PD-L1 protein degrader

NDL2 (Lead Compound) is First-in-Class PD-L1 Protein Degrader
Targets the intracellular PD-L1 protein to overcome the mechanisms of resistance to antibody-based checkpoint inhibitors

Epigenetic & Immune Reprogramming of Resistant Tumors
Restores immune sensitivity in refractory tumors

Development & Value Inflection Path
Designed for rapid transition to first-in-human trials and translational milestones prior to clinical proof-of-concept

Platform & Combination Potential
Applicable across solid tumors and a strong rationale for monotherapy or in combination

IND initiating studies commencing 2026

SETDB1 Inhibitor Platform

First-in-class optimized SETDB1 inhibitor

MSETC (Lead Compound) is First-in-Class SETDB1 Inhibitor
Targets SETDB1, a key epigenetic regulator that suppresses immune signaling at the chromatin level
Releases tumor-intrinsic immune suppression

Immune Visibility in Resistant Tumors
Reactivates interferon and antigen presentation pathways
Designed to convert "immune cold" tumors into immune-responsive states

Development & Value Inflection Path
Designed for rapid transition to first-in-human trials and translational milestones prior to clinical proof-of-concept
Positioned for early partnering or combination-driven clinical strategy

Platform & Combination Potential
Strong rationale for combination with checkpoint inhibitors and targeted therapies
Broad applicability across solid tumors and potential backbone for immuno-oncology regimens

IND initiating studies commencing 2026

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KAZIA THERAPEUTICS

Pipeline Overview High - value indications with strong partnering potential *Product candidates (not approved); IDH: Isocitrate dehydrogenase, DIPG: Diffuse Intrinsic Pontine Glioma, AT / RT: Atypical Teratoid Rhabdoid Tumor, CNS: central nervous system, TNBC: triple negative breast cancer, VEGFR3: vascular endothelial growth factor receptor 3 7

Development Plan At a Glance 8

Market Landscape: Growth & Opportunity 1. Epigenetic Drugs Market 2. I mmuno - Oncology Market 3. Targeted Protein Degradation Market o Current Market: $15 – 20B o Projected 2034: $80B+ o Growth Driver: Oncology applications o Current Market: $83.34B o Projected 2035 : $409.44B o Growth Driver : Increasing prevalence of cancer and need for innovative therapies, rising success of immunotherapies o 2025 Market: $699.3m o Projected 2033: $3.26B o Growth Driver: Prevalence of chronic disease conditions such as cancer, demand for novel treatments Epigenetic Drugs Immuno - Oncology Targeted Protein Degradation • We believe oncology innovation will drive exponential market growth. • New modalities are expanding therapeutic options for previously resistant cancers. • We believe Kazia’s pipeline is strategically aligned with these high - growth areas. 9

Paxalisib 10

Paxalisib

Overview

Asset Overview	Brain-penetrant, oral, once daily small molecule dual PI3K / mTOR inhibitor with epigenetic and immunomodulatory activity
Origin	Discovered by Genentech (GDC-0084); In-licensed by Kazia Therapeutics
Development Stage	Clinical
Lead Indications	Advanced Breast Cancer (ABC, Phase 1), Glioblastoma (GBM, Phase 3), Childhood Brain Cancer (Phase 2 / Preclinical)
Formulation	Oral, capsule
Key Differentiators	Oral once-per-day dual PI3K / mTOR inhibitor in clinical development for ABC; addresses key mechanisms of immunotherapy resistance; as well as ability to cross the blood brain barrier (BBB) as a potential therapy for primary and secondary brain cancers
Mechanism of Action	PI3K / mTOR kinase inhibitor that disrupts core oncogenic signalling driving tumor growth and survival, while also affecting tumor epigenetic regulation, transcriptional state, and the immune microenvironment beyond its core kinase inhibition
FDA Designations	Fast Track and Orphan Drug for GBM; Fast Track for PI3K-altered brain metastases with radiation; and Rare Pediatric Disease and Orphan Drug for select pediatric gliomas, including diffuse intrinsic pontine glioma (DIPG) and atypical teratoid/rhabdoid tumor (AT / RT)
IP	Patent protection projected until 2043; coverage in over 40 jurisdictions, including U.S., Europe, Japan, China, and India; three patent families: paxalisib molecule *per se* (granted), synthesis of paxalisib (granted), and secondary medical uses / combination treatments (pending)

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KAZIA THERAPEUTICS

Paxalisib

Developmental History & Milestones

Expanding the clinical footprint of paxalisib into solid tumors beyond CNS

Early 2000's
Genentech develops **GDC-0084** as a potential new therapeutic for glioblastoma

2012-2015
Genentech **Phase 1** clinical study in 47 patients with advanced, **high-grade glioma**. Study demonstrated a favorable safety profile and provided efficacy signals

2016
Kazia in-licenses GDC-0084 from Genentech following deep due diligence which included Phase 1 study and animal data

February 2018
GDC-0084 awarded **Orphan Drug Designation** by the US FDA in glioblastoma

March 2018
Kazia commences company-sponsored **Phase 2** clinical study of GDC-0084 as a first line therapy in patients with **glioblastoma**

August 2019
GDC-0084 becomes '**paxalisib**' with the granting of an International Non-Proprietary Name (INN) by the World Health Organization

August 2020
Paxalisib granted **Breakthrough Designation** by the US FDA for glioblastoma

January 2021
GBM AGILE pivotal study commences recruiting paxalisib arm

July 2022
Paxalisib granted **Rare Pediatric Disease Designation** by the US FDA for **rare childhood brain cancer, AT / RT**

July 2023
Paxalisib received **Fast Track Designation** by the US FDA for solid tumor **brain metastases** with PI3K pathway mutations in combination with radiation therapy

July 2024
GBM AGILE Phase 2/3 trial data showed clinically meaningful improvement in a prespecified secondary analysis for OS in paxalisib-treated, newly diagnosed unmethylated patients with glioblastoma

June 2025
Kazia commences **Phase 1b ABC-Pax study** of paxalisib in combination with immunotherapy in patients with **triple negative breast cancer (TNBC)**

July 2025
ABC-Pax Phase 1b preliminary results from the first TNBC patient achieved >50% reduction in circulating tumor cells

January 2026
Complete metabolic response in a stage IV TNBC patient treated under expanded access, and **two partial responses** reported in the ongoing Phase 1b study in metastatic TNBC

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KAZIA THERAPEUTICS

Paxalisib

Paxalisib (GDC-0084)

Designed to be best-in-class PI3K pathway inhibitor with modest mTOR activity

Relevant marketed or active clinical PI3K inhibitor programs

	Paxalisib (Kazia)	**Alpelisib** (Novartis)	**Gedatolisib** (Celcuity)	**PIKTOR** (two drugs, Faeth, acquired by Sensei Bio)	**Zovegalisib (RLY-2608)** (Relay Therapeutics)	**OKI-219** (OnKure Therapeutics)	**STX-478** (Scorpion Therapeutics, acquired by Eli Lilly)	**TOS-358** (Totus Medicines)
Targets	PI3K / mTOR	PI3Kα	PI3K / AKT / mTOR	PI3Kα + mTOR	PI3Kα	PI3Kα	PI3Kα	PI3Kα
Development Stage	P3 (GBM) P1 (TNBC & HER2- BC)	Marketed (HER2- BC)	P3 (HR+ / HER2- BC)	P2 (EC, OC) P1 (HR+ / HER2- BC)	P3 (HR+ / HER2- BC)	P1a/b (HR+ / HER2-, HER2+)	P1/2 (HR+ / HER2, solid tumors)	P1b (Solid tumors)
Safety	Limited toxicities	Severe Hyper-sensitivity warning[2]	Grade 4 neutropenia reported in combo with palbociclib[1]	Grade 3 AEs with paclitaxel	Grade 3 AEs with fulvestrant	Limited toxicities	Low Grades 1-2	No Grade 3/4 toxicities
ROA	Oral (QD)	IV	IV	Oral	Oral	Oral	Oral	Oral
Brain Penetration	Yes	Poor	Partial	Unknown	Unknown	Yes	Unknown	Unknown

EC: endometrial, OC: ovarian cancer, ROA: route of administration 1. Layman et al 2024 2. Piqray

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KAZIA THERAPEUTICS

Paxalisib

Pan-PI3K & mTOR Inhibition Advantage

Paxalisib is a comprehensive pathway and biology modulator, not simply a broader PI3K inhibitor.

- Not built around a mutation-defined strategy
  - Narrows the addressable biology to tumors where a specific mutation is the dominant driver
  - Cancer biology, especially in more aggressive and heterogeneous settings, is often broader
  - Pathway dependence can arise not only from PIK3CA mutations, but also from PTEN loss, upstream signaling, downstream escape, and other network-level mechanisms
- Dose de-escalation is critical for epigenetic effect
- Enhances immune visibility through viral mimicry pathways and supports synergy with immune checkpoint inhibition
- May allow a wider range of tumors where PI3K signaling is functionally relevant, including wild-type disease, to be addressed
- May help address resistance mechanisms that can emerge when only one node of the pathway is targeted

Kazia believes dual inhibition is necessary for broader biological effects, including functional epigenetic reprogramming and immune reinvigoration.

PI3K and mTOR together influence tumor state, immune signaling, and resistance biology.

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KAZIA THERAPEUTICS

Paxalisib Paxalisib Mechanism of Action Paxalisib Dual Inhibition PI3K AKT mTOR Growth factor receptor Metastasis Inflammation Immune re - invigoration Cancer immune visibility Primary tumor burden + PARP Inhibition + Immunotherapy 15 PI3K oral inhibitor clinically proven to cross the blood - brain barrier IC 50 (nM) mTORC 1 / 2 p110 p110 p110 p110 70 3 10 46 2 Paxalisib > 1 ,000 2.5 89 565 820 Idela lis ib > 9,100 290 250 1200 5 Alpelis ib 4 ,600 116 262 166 52 Buparlis ib 1 ,200 0 .1 1 .0 9.1 0 .3 Taselis ib 580 3 75 33 3 Pictilis ib Comparative Potency vs. Other PI3K Inhibitors Note: Lower IC 50 implies more potent activity Source: HF Zhao et al. (2017) Molecular Cancer . 16:100

Paxalisib Clinical & Translational Manifestations In clinical settings, there is evidence that paxalisib’s downstream epigenetic effects manifest as: Paxalisib is positioned as a backbone therapy within the emerging category of functional epigenetic reprogramming therapeutics. Reduction of Aggressive Circulating Tumor Cell (CTC) and CTC - Cluster Phenotypes Enhanced Activity When Combined with Immune Checkpoint Inhibition Modulation of Immune Exhaustion Markers Observable impact on metastatic biology Combination - enabling potential Evidence of tumor microenvironment (TME) reprogramming T IO 16 Pax

Paxalisib Cutting - edge preclinical program to evaluate paxalisib in combination with immuno - therapies for advanced breast cancer • Paxalisib alone and in combination with other targeted agents is active in preclinical models of DIPG and AT / RT. • US FDA has awarded Orphan Drug Disease and Rare Pediatric Disease Designations in DIPG and AT / RT. • If paxalisib were to be approved, Kazia could be entitled to receive a pediatric priority review voucher which are tradeable and have historically commanded prices in excess of USD $100 million. Licensing & Collaborations Opportunistic partnering and strategic collaborations continue to add value Licensing Key Collaborations Summary To develop, manufacture, and commercialize paxalisib as a potential treatment for intractable epilepsy in focal cortical dysplasia type 2 (FCD T2) and tuberous sclerosis complex (TSC) disease To develop and commercialize paxalisib in Greater China, Hong Kong, Macau, and Taiwan Territories and Responsibilities US$1.5m US$11m, comprising US$7m in cash and a US$4m equity investment Upfront Payment Potential milestone payments of up to US$19m upon the achievement of development and regulatory milestones Contingent milestone payments of up to US$281m in GBM + further milestones payable in indications beyond GBM Milestone Payments A percentage of sub - licensing revenues and royalties on net sales of products incorporating paxalisib Mid - teen percentage royalties on commercial sales Royalties on Net Sales 17

Paxalisib: Advanced Breast Cancer

Paxalisib Potential in Breast Cancer

The most diagnosed cancer and leading cause of death in women

Breast Cancer

- >300,000 new cases of invasive BC in the US

Triple Negative Breast Cancer

- Rare, fast-growing, and aggressive form of breast cancer
- Accounts for approximately 10-15% of all breast cancer
- 5-year survival rate of 3-5%
- Predicted market growth of $1.5B by 2030

PI3K / mTOR in Breast Cancer

PI3K / mTOR signaling is frequently dysregulated in breast cancer and associated with tumor proliferation, disease progression, and therapeutic resistance.

Brain metastases develop in ~25–46% of patients with metastatic TNBC over the disease course, with ~10–15% present at initial metastatic diagnosis.

Paxalisib Opportunity

Paxalisib inhibits PI3K / mTOR, a central oncogenic pathway driving cell survival and proliferation, resistance to endocrine, HER2-targeted, and cytotoxic therapies, and immune suppression within the tumor microenvironment (TME).

1. Cancer.org 2024 2. Data Bridge Market Research

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KAZIA THERAPEUTICS

Paxalisib: Advanced Breast Cancer

Current Treatment Landscape

Modest results for HER2- subtypes, despite checkpoint and PARP inhibitors


Subtypes
Stratification
1st line
2nd line
10%[1]
HR- / HER2- (TNBC)
70%
HR+ / HER2-
4%
HR- / HER2+
9%
HR+ / HER2+
62%
PD-L1 CPS <10
38%[3]
PD-L1 CPS ≥10
80%
BRCA wt
20%[4]
BRCA m
Chemo
PARPi or platinum
Pembrolizumab + chemo
Aromatase inhibitor + CDK4/6 inhibitor
Pertuzumab + trastuzumab + docetaxel or paclitaxel
mOS: 9-12 months[6]
mPFS 5.6 vs 2.9 months; No OS benefit[7]
mPFS: 9.7 v 5.6 months ORR 53% (17% CR, 35% PR)[5]
mPFS 27.6 vs 14.5 months ORR: 42.1 vs 34.7% (NS)[10]
mPFS:18.5 vs 12.4months[8]
BRCA wt
BRCA m
PD-L1 CPS ≥1
Sacituzumab govitecan
PARPi
*Pembro + chemo
Everolimus + endocrine therapy
Fam-trastuzumab deruxtecan-nxki
mPFS: 4.8 vs 1.7 months ORR: 31%[7]
mPFS 5.6 vs 2.9 months; No OS benefit[7]
TBD
mPFS 7.8 vs 3.2 months[11]
mPFS 15.0 vs 3.0 months in patients with brain metstases[9]

* Potential future regimen, depending on Keynote B49 readout (NCT04895358); CPS = Combined Positive Score; wt = wildtype; NS = not statistically significant

1. BC subtypes and distribution: (7% unknown subtype) Cancer.org; 2. Treatment NCCN Guidelines Version 4.2025, simplified and with focus on preferred regimens; 3. https://www.pdl1portal.com/tnbc/; 4. Pavese et al. 2022; 5. Keytruda.com; 6. Khosravi-Shani et al 2017; 7. Gacia-Saenz et al 2025; Bardia et al 2024; 8. Baselga et al 2012; 9. Jacobson 2022; 10. Wu et al 2020; 11. Yardley et al 2013

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KAZIA THERAPEUTICS

Paxalisib: Advanced Breast Cancer

Consistent & Statistically Significant Signals

Preclinical studies combining paxalisib with either checkpoint inhibitor or PARP inhibitor resulted in highly consistent and statistically significant signals of efficacy.

4T1 Mouse Model

- Standard model for TNBC
- Immunotherapy resistant model
- Highly tumorigenic and invasive



1x10⁵ 4T1 cells
Right mammary gland
Balb/c mice
Tumor Inoculation
DAY-10
Tumor approx. 100mm³
Paxalisib oral gavage daily*
Harvest
0 1 2 3 4 5 6 7 8 9
αPD1 10mg/kg i.p. Day 0, Day 4

Checkpoint Inhibitor

- Reduced tumor volume
- ↓ Lung metastases
- ↓ Lymph node metastases
- ↓ Liver inflammation
- ↓ Lung inflammation
- ↓ Liver and spleen EMH
- No observed toxicity

PARP Inhibitor

- Reduced tumor volume
- ↓ Lung metastases
- ↓ Lymph node metastases
- ↓ Liver inflammation
- ↓ Lung inflammation
- ↓ Liver and spleen EMH
- No observed toxicity

* αPD1: pembrolizumab or "pembro"

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Paxalisib: Advanced Breast Cancer

Kazia-Sponsored Clinical Phase 1b Study Overview

Multi-center, open-label, randomized trial

Inclusion Criteria

Arm A
- HER2-negative stage IV (metastatic) BC
- Confirmed gBRCAm (BRCA1, BRCA2 or both)
- Prior treatment with chemotherapy in the metastatic setting
- Meet all current prescribing criteria for commencing olaparib therapy

Total enrollment: 12

Arm B
- Recurrent, unresectable or metastatic TNBC
- Confirmed that tumors express PD-L1 with a combined positive score (CPS) ≥ 10
- Meet all current prescribing criteria for commencing pembrolizumab therapy

Total enrollment: 12

Treatment

Paxalisib plus Olaparib (28-Day Cycle)
- Paxalisib 15mg QD + olaparib 300 mg BID, n=6
- Paxalisib 30mg QD + olaparib 300 mg BID, n=6

Paxalisib plus Pembrolizumab / Chemotherapy (21 -Day Cycle)
- Paxalisib 15mg QD + pembrolizumab 200mg + clinician's choice of IV chemotherapy QW3, n=6
- Paxalisib 30mg QD + pembrolizumab 200mg + clinician's choice of IV chemotherapy QW3, n=6

Endpoints

Primary
- Safety and tolerability of paxalisib in combination with either olaparib or pembro / chemotherapy
- Determine recommended Phase 2 dose (RP2D)

Secondary
- Progression and response rates
- To assess the utility of novel liquid biopsy assessments

Trial ID: ACTRN12624001340527 SABCS 2025 poster presentation.

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KAZIA THERAPEUTICS

Paxalisib: Advanced Breast Cancer

Early Clinical Trial Epigenetic Effects

Combination regimen results in >50% reduction in CTCs

First-in-human data reflects mechanistic synergy consistent with the preclinical data.

Circulating Tumor Cells (CTCs)

- Cancer cells that detach from a primary tumor or metastatic site and enter the bloodstream
- Cellular drivers of metastasis, capable of seeding new tumors in distant organs
- Clusters possess significantly higher metastatic potential than single CTCs (enhanced survival, immune evasion, and colonization capacity)
- CTCs are generally resistant to current therapies

Reductions in CTC burden indicate potential disruption to the metastatic process itself.

Patient One

Patient Profile

- 61-year-old woman with metastatic triple-negative breast cancer localized to the left upper lobe of the lung

Regimen

- Paxalisib + pembrolizumab + standard chemotherapy

Results at Day 21

End of Cycle 1

- >50% reduction in total circulating tumor cells count
- Comparable reduction in CTC clusters (these aggregates are associated with heightened metastatic potential)
- Reduction in the mesenchymal phenotype of the remaining CTCs; this phenotype is one of the hallmarks of aggressive metastatic seeding cancer cells
- Such results are not typically seen with chemotherapy or immunotherapy therapies

Trial ID: ACTRN12624001340527 Kazia Press Release 10 July 2025 SABCS 2025 poster presentation.

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KAZIA THERAPEUTICS

Paxalisib: Advanced Breast Cancer

Early Evidence of Tumor Regression

1 CR in mTNBC patient treated under expanded access, and 2 PRs in ongoing study

Preliminary Clinical Responses	Safety
• 1 expanded access TNBC patient achieved a confirmed complete metabolic response following re-treatment with pembrolizumab / chemotherapy plus paxalisib (under an expanded access protocol) • 2/2 evaluable TNBC trial patients achieved confirmed partial responses (iRECIST) • Responses reported in patients with visceral and multi-organ metastases • Median treatment duration at data cut-off: ~6.1 months	• Generally well tolerated at 30mg daily • Majority of adverse events assessed as unlikely related to paxalisib • All paxalisib-related events were mild to moderate to date

Trial ID: ACTRN12624001340527 Kazia Press Release 27 January 2026

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KAZIA THERAPEUTICS

Paxalisib: Glioblastoma (GBM)

Paxalisib Potential in Glioblastoma

The most aggressive malignant brain cancer


Lung
Breast
Colon
Prostate
Stomach
14 million cancer cases per annum

Glioblastoma Multiforme

- 133,000 cases per annum worldwide
- 5-year survival of 3-5%
- $3.6B market size (2024)

PI3K / mTOR in Glioblastoma

PI3K / mTOR signaling pathway is a central regulator of cell growth and is hyperactivated in approximately ~85% to 90% of glioblastoma cases.

Paxalisib Opportunity

Unlike other PI3K inhibitors approved for peripheral cancers, paxalisib crosses the blood-brain barrier overcoming a major obstacle in CNS drug delivery.

Data on file. Market research performed 2021. Glioblastoma Multiforme Treatment Market Size Report, 2034

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KAZIA THERAPEUTICS

Paxalisib: Glioblastoma (GBM)

Paxalisib in Newly Diagnosed Unmethylated GBM Patients

Consistent median overall survival data

	Phase 2 (NCT03522298)	GBM-AGILE (Phase 2/3) (NCT03970447)	
Study Type	Open-label, single arm	Adaptive, multi-arm randomized	
Patient Population	Newly diagnosed unmethylated GBM	Newly diagnosed unmethylated GBM and recurrent GBM	
MGMT Status	Enriched for unmethylated	Mixed: subgroup analyses	
Comparator	Historical SOC	Concurrent SOC control	
Primary Endpoint	**OS**	**OS Paxalisib**	**OS SoC**
mOS	**15.7 months (n=30)**	**15.54 months* (n=54)** in prespecified secondary analysis in NDU GBM	**11.9 months* (n=46)** in prespecified secondary analysis in NDU GBM

*GBM-AGILE; Prespecified secondary analysis of median Overall Survival

Overall Summary

Paxalisib demonstrated a ~3.8 month improvement in median Overall Survival

- 15.5 months vs. 11.9 (SoC) in a prespecified secondary analysis in newly diagnosed unmethylated GMB (GBM-AGILE) and 15.7 months in the Phase 2 trial

Represents a strong OS signal reported in this GBM population

Designations granted:

- Orphan Drug, Fast Track, and Rare Pediatric Disease

NDU: Newly Diagnosed Unmethylated, OS: Overall Survival

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KAZIA THERAPEUTICS

Paxalisib: Glioblastoma (GBM)

US FDA Type C Meeting

Paxalisib in GBM commercial and development path forward

December 2024

FDA position:

- Data on OS would generally not be appropriate for accelerated approval but could be considered to support a traditional / standard approval
- Secondary endpoint OS data from the GBM-AGILE study may be supportive and informative for designing and executing a pivotal registrational study in pursuit of a standard approval

Kazia position & next steps:

- Aligned with the FDA on key aspects of the design of a proposed registrational / pivotal Phase 3 study in NDU GBM patients
- To finalize the protocol for the pivotal Phase 3 study and discuss with a number of global contract research organizations (CROs) with experience in the neuro-oncology drug development space

Kazia Press Release 31 December 2024

October 2025

Kazia plans to request follow-up meeting with the FDA to:

- Discuss overall survival (OS) findings in NDU GBM patients treated with paxalisib
- Seek agency feedback on a potential commercial and development pathway aligned with the FDA Oncology Center of Excellence's Project FrontRunner initiative

Kazia Press Release 27 October 2025

2026

FDA follow-up next steps:

- Meeting anticipated for 1H 2026
- Anticipated outcome: Update from FDA discussion regarding paxalisib commercial and development path forward in GBM

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KAZIA THERAPEUTICS

Paxalisib: Childhood Brain Cancer

Paxalisib Potential in Childhood Brain Cancer

High unmet need especially in patients with diffuse midline gliomas (DMGs)

Childhood Brain Cancer

- The most common malignancy of childhood
- Represents about one third of childhood cancer deaths
- 5-year survival rates below 20% in pediatric high-grade gliomas (particularly DMGs)
- Predicted market growth of $3.5B by 2030

PI3K / mTOR in Childhood Brain Cancer

PI3K / mTOR signaling pathway is a central regulator of cell growth and is hyperactivated in approximately ~65% to 70% of pediatric high-grade brain tumors, including DMGs and atypical teratoid / rhabdoid tumors (AT / RT).

Paxalisib Opportunity

Given the frequent dysregulation of the PI3K / mTOR pathway in pediatric brain tumors and limited effective therapies, paxalisib's ability to cross the blood–brain barrier and combine with multiple treatment modalities presents a compelling therapeutic opportunity.

1. NCI: Childhood Brain and Other Nervous System Cancer 2. NIH: PI3K Pathway in Pediatric Brain Tumors 3. Strategic Market Research: Pediatric Brain Tumor Market Report

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KAZIA THERAPEUTICS

Paxalisib: Childhood Brain Cancer

Paxalisib in Childhood Brain Cancer

Kazia is actively pursuing three forms of childhood brain cancer:

	Diffuse Midline Gliomas (DMG, DIPG)	Atypical Teratoid / Rhabdoid Tumors (AT / RT)	Advanced Childhood Cancer (PI3K / mTOR activated)
Preclinical Research	Positive preclinical data in combination with ONC201	Positive preclinical data as monotherapy and in combination (AACR 2022, 2023, 2024)	Research proposals under discussion
Clinical Trials	Phase 1 monotherapy clinical trial at St. Jude Children's Research Hospital completed (NCT03696355) PNOC022, Phase 2 clinical trial in combination with ONC201, ongoing (NCT05009992)	PNOC035, Phase 2 clinical trial evaluating paxalisib safety and efficacy Awaiting site initiation and first patient enrolled (NCT07447076)	Phase 2 clinical trial in combination with chemotherapy for treatment of high-risk malignancies commenced 2024 (ACTRN12623000096651)
Regulatory Interaction	Orphan Drug Designation (ODD) and Rare Pediatric Disease Designation (RPDD) granted by FDA in Aug 2020	ODD and RPDD granted by FDA in June and July 2022, respectively	Regulatory strategy under discussion

PNOC: Pediatric Neuro-Oncology Consortium

28

KAZIA THERAPEUTICS

Paxalisib: Childhood Brain Cancer

Paxalisib in Diffuse Midline Gliomas (DMG)

PNOC-sponsored Phase 2 trial in combination with ONC201

In spite of research that has helped improve treatment for DIPG patients, the prognosis remains poor with the median survival range being from 8-11 months.[1]

- 68 patients with biopsy-proven DMG were enrolled in the PNOC Phase 2 study between November 2021 and June 2023 (median age 9 years [range 3-37], n=41, female [60%])
- Updated Median OS from time of diagnosis was 15.6 months (Confidence interval (CI) 12.0, 22.4)
- Cohort 3 enrolled 30 recurrent patients (in conjunction with radiation therapy) had median OS 8.7 months [CI 95% 8.5, NA]
- Most common grade 3 and above treatment-related adverse events were decreased neutrophil count (n=4); mucositis (n=3); and colitis, drug reaction with eosinophilia and systemic symptoms, decreased lymphocyte count, hyperglycemia, and hypokalemia (n=2)
- Next Steps: Further PK and biomarker analyses ongoing for subsequent cohorts; anticipate further update 2026

Overall Survival - Cohort 2 (post RT)
Median OS 15.6 months [CI 95%; 12.0, 22.4]


Overall OS
1.00
0.75
0.50
0.25
0.00
0
10
20
30
Months
Number at risk
Strata
All
68
44
16
5
3
0
5
10
15
20
25
30
Months

Central imaging review analysis of PFS ongoing

Trial ID: NCT05009992 1. Hargrave, D., Bartels, U. & Bouffet, E. Diffuse brainstem glioma in children: critical review of clinical trials. Lancet Oncol 7, 241-8 (2006)

29

KAZIA THERAPEUTICS

Paxalisib: Brain Metastases Paxalisib in Brain Metastasis Trial ID: NCT0419298 1 Interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy. August 2022 July 2023 February 2024 30 Data from first stage presented at 2022 Annual Conference on CNS Clinical Trials and Brain Metastases , Toronto, Canada All 9 patients evaluated for efficacy exhibited a clinical response , according to RANO - BM criteria, with breast cancer representing the most common primary tumor Fast Track Designation granted by US FDA for paxalisib in combination with radiation therapy in patients with solid tumor brain metastases and PI3K pathway mutations Announced early conclusion , based on Stage 2 positive safety data and promising clinical response findings observed to date. Full clinical study report pending MSKCC - sponsored Phase 1 trial Preliminary data presented at two 2024 scientific congresses: American Society for Radiation Oncology Annual Meeting (ASCO) & Society for Neuro - Oncology Annual Meeting (SNO)

Paxalisib: Brain Metastases

Paxalisib in Brain Metastasis

MSKCC-sponsored Phase 1 trial

Interim analysis showed encouraging clinical activity of paxalisib in combination with radiation therapy.

Response signal seen for concurrent paxalisib and brain RT


RANO-BM Response for evaluable cohort (n=17)
Subject
11
6
17
9
18
19
1
13
21
22
4
16
2
3
14
7
15
0
50
100
150
200
250
300
350
400
450
500
Days from Treatment Start
Dose Level
45mg
60mg
Event
CNS Progression
Death
Last Follow-Up
PD
PR
SD

Overall Summary

Primary objective of identifying the maximum tolerated dose (MTD) was met:

- Concurrent daily administration of paxalisib with brain radiotherapy was generally well-tolerated at a maximum dose of 45mg per day in advanced solid tumor patients with brain metastases and PI3K pathway mutations

Over two-thirds of the patients at MTD achieved intracranial response compared to historical response rates (20-40%)[1] for WBRT alone

Future goals include:

- Extending the duration of PI3K inhibition, neoadjuvant, adjuvant, and maintenance (ideally with complementary systemic therapy options)
- Integrating PI3K inhibition with CNS tumor types with relevant pathway driver mutations and potentially SRS

Trial ID: NCT04192981 RANO-BM: Response assessment in neuro-oncology brain metastases, WBRT: whole-brain radiation therapy, SRS: stereotactic radiosurgery 1. Zhou et al. 2021, Kim et al. 2020

31

KAZIA THERAPEUTICS

Paxalisib

Summary & Next Steps

Summary

- Brain-penetrant dual pan-PI3K / mTOR inhibitor in development (Only 2% of small-molecule drugs are brain-penetrant)
- Designed to be best-in-class pan-PI3K pathway inhibitor with modest mTOR activity (dual targeting required to inhibit cancer cell proliferation & migration in TNBC cell model)
- Overcoming metastasis and drug resistance in combination with immunotherapy (epigenetic reprogramming of dormant cancer cells and improved cancer immune visibility)
- Generally well tolerated (evaluated in 550 adult and pediatric patients across Phase 1-3 clinical trials and expanded access programs)

Clinical and Translational Epigenetic Data Demonstrate That Paxalisib:

- Reduces CTC and CTC-clusters as well as aggressive mesenchymal phenotypes (observable impact on metastatic biology)
- Enhances activity when combined with immune checkpoint inhibition (combination-enabling potential)
- Modulates immune exhaustion markers (evidence of tumor microenvironment reprogramming)

On Strategy

- Positioned as a backbone therapy within the emerging category of functional epigenetic reprogramming therapeutics

Next Steps

- **Advanced Breast Cancer**: 1) Provide additional preclinical data and updates from the QIMR collaboration throughout the year and 2) ongoing updates from Phase 1b advanced breast cancer clinical study (ACTRN12624001340527) throughout 2026
- **Glioblastoma**: 1) Anticipated follow-up FDA Type C meeting to discuss commercial and development path forward, 2) finalize Phase 3 approval protocol, assess costs / timelines, and select strategic CRO partner, and 3) updates from ongoing GBM trials
- **Pediatric & Brain Metastasis Programs**: 1) PNOC team to complete PK / biomarker data analysis and provide update, 2) complete analysis and close out MSKCC Phase 2 clinical brain metastasis study, 3) data release / updates from other brain met trials, and 4) initiate enrollment for PNOC035 AT / RT study

32

KAZIA THERAPEUTICS

PD - L1 Protein Degrader Platform 33

PD-L1 Protein Degrader Platform

Platform Overview

Complementing paxalisib's transcriptional and epigenetic effects, Kazia's NDL2 program addresses immune resistance at the post-translational regulatory level

Asset Overview	Lead candidate, NDL2, is an optimized bicyclic peptide PD-L1 degrader designed to target intracellular PD-L1, thereby restoring anti-tumor immune responses even in cases of immune evasion or checkpoint inhibitor resistance
Origin	Developed by QIMR Berghofer
Development Stage	Preclinical; IND expected in 18 months
Lead Indications	Breast cancer and non-small cell lung cancer (NSCLC) in early stage and metastatic settings
Formulation	Intravenous infusion
Key Differentiators	First in Class: As the science surrounding PD-L1 degraders is novel (<5yrs), there are no PD-L1 degraders in clinical studies at this time
Mechanism of Action	Target intracellular PD-L1 protein pools Recruits cellular degradation machinery Targets intracellular PD-L1 protein species that cannot be targeted by standard checkpoint inhibitors
FDA Designations	N / A
IP	Initial composition of matter IP filed in 2021

34

KAZIA THERAPEUTICS

PD-L1 Protein Degrader Platform

Current Anti-PD-1 / L1 Therapy Landscape

Limited by intracellular PD-L1

Distinct **distributions of PD-L1** (cell surface, cytosol, nucleus) have **different functions** on tumor progress.

Intracellular PD-L1 has been **implicated in immunotherapy resistance, metastatic progression, and immune suppression** independent of canonical PD-1 / PD-L1 extracellular signaling.

Targeting nPD-L1 could provide a **therapeutic benefit**, including in **patients who are resistant** to existing anti-PD-1 / L1 therapies.

Healthy Cell


sPDL1
c PDL1
TEs
TF
Normal gene expression

PD-L1 expressed on cell surface (sPD-L1)

- Binds to PD-1 on cell surface
- Prevents autoimmunity
- Limits tissue damage by suppressing overactive immune response

Cancer Cell


sPDL1
cPDL1
IMPα
nPD-L1
Enhancer
Resistant/Mesenchymal-related genes

PD-L1 translocates into the nucleus (nPD-L1)

- nPD-L1 has been shown to induce transcription of genes leading to angio-genesis, tumori-genesis, drug resistance, and tumor recurrence
- Surface PD-L1 mediates immune evasion

Asare-Werehene et al., Front. Immunol., 2025, DOI: 10.3389/fimmu.2025.1543529; Liu et al., Biochemical Pharmacology, 2024, DOI: 10.1016/j.bcp.2023.115984

35

KAZIA THERAPEUTICS

PD - L1 Protein Degrader Platform Targeted Protein Degradation (TPD) therapies opened a new frontier for treating cancer by exploiting naturally occurring protein degradation pathways to disrupt critical cellular processes. 36 NDL2 is an optimized bicyclic peptide PD - L1 degrader • Designed to target intracellular PD - L1 • Formation of a ternary complex (intracellular PD - L1 : NDL2 : E3 ligase) which leads to proteasomal degradation • Restoring anti - tumor immune responses • Even in cases of immune evasion or checkpoint inhibitor resistance NDL2: First - In - Class PD - L1 Degrader Targeting intracellular PD - L1

PD-L1 Protein Degrader Platform

Key Differentiator

NDL2 distinguishes itself as a modality facing minimal competitive challenges

	NDL2 Peptide Degrader of PD-L1	PD-(L)1 mAbs
Primary Mechanism	Targeted protein degradation via intracellular E3 ubiquitin proteasome system	Block the PD-1:PD-L1 interaction at the cell surface; Fc effector function varies by isotype / engineering
Route of Administration (ROA)	IV	IV / SC
PD-L1 Pools Addressed	Intracellular	Surface protein
Competitors / Development Stage	Academic programs in early preclinical development (no clinical programs nor industry programs identified)	Commonly cited global commercial checkpoint inhibitors include: Pembrolizumab, Nivolumab, Cemiplimab, Atezolizumab, Durvalumab, and Avelumab

Sullivan et al., PLoS ONE 2023, doi.org/10.1371/journal.pone.0286724

37

KAZIA THERAPEUTICS

PD-L1 Protein Degrader Platform

Preclinical & Translational Manifestations

Across multiple preclinical models and patient-derived samples, NDL2 demonstrated:


NDL2
T

Reduced tumor growth as monotherapy


NDL2
Anti-PD-1
T

Enhanced activity of anti-PD-1 therapy in combination



Suppressed metastatic spread in aggressive tumor models



Targeted resistance mechanisms enriched in immunotherapy-refractory disease

Data generated collectively supports intracellular PD-L1 as a mechanistically distinct and therapeutically actionable driver of immune evasion, disease progression, and metastasis.

38
KAZIA THERAPEUTICS

PD - L1 Protein Degrader Platform • Gold Standard model for TNBC • Immunocompetent BALB/c mice • Highly tumorigenic and invasive Intermitted dosing Tumor Inoculation NDL2 IP injection Day - 10 Tumors approx . 100 mm 3 Harvest 0 1 2 3 4 5 6 7 8 +/ - antiPD1 IP injection 1x10 5 4T1 cells right mammary gland BALB/c mice 0 2 4 6 10 8 Tumour volume NDL2 - D NDL2 - D+ PD1 a b c d e f 0 2 4 6 8 10 Days of treatment a; *p<0.05, b/c; *p<0.05, d; **p<0.01, e; *p<0.05, f; **p<0.01 versus Vehicle, Two - way Anova, Dunnett's post test 49% 73% NDL2 reduces primary tumor volume by 49% as a monotherapy • NDL2 reduces primary tumor volume by 73% in combination with anti - PD1 Efficacy in 4T1 Mouse Model NDL2 monotherapy and anti - PD1 combination reduces primary tumor burden with intermittent dosing Vehicle PD1 NDL2 NDL2 + PD1 Tumor Volume (Fold change versus Day 0) 39

PD - L1 Protein Degrader Platform Method : FFPE sections from Control (vehicle), anti - PD 1 , NDL 2 or NDL 2 + anti - PD 1 ( 10 mg/kg) tumors were stained using the BondRX automatic FFPE staining platform and the change in expression characterized with high resolution digital pathology . Significant differences are calculated as one - way ANOVA Kruskal - Wallis test comparison to vehicle control (N = 3 - 5 mice per group) . Control PD1 NDL2 Combo 15 10 5 0 20 %CD8 + TIL Population ns ns ٓٓ Increases in CD8 + T Cell Proliferation Control PD1 NDL2 Combo 0 5 10 15 %CD8 + TIL Population ns ns ٓ 40 Increase in CD8 + T Cell Infiltration Efficacy in 4T1 Mouse Model (Cont.) NDL2 and anti - PD1 combination therapy reduces T cell exhaustion

PD - L1 Protein Degrader Platform Body Weight 90 100 110 120 % Change in body weight (versus Day 0) ns ns ns * ns, not significant (verus Vehicle), One - way ANOVA, Dunnett's post test • No toxicity observed for NDL2 • Normal body weight • Normal liver weight for treatment duration Safety in 4T1 Mouse Model NDL2 shows no evidence of toxicity Liver Weight 1.5 1.0 0.5 0.0 2.0 Liver weight (g) ns; not significant (versus Vehicle), One - way Anova, Dunnett's post test ns ns ns 41

PD-L1 Protein Degrader Platform

Summary & Next Steps

Innovation Breakthrough

- Selectively targets cancer intracellular enriched PD-L1 protein
- Amongst the first therapeutics to address metastasis-seeding cancer cells resistant to traditional immunotherapy
- Precisely degrades the resistance-associated form of PD-L1, preserving PD-L1 essential for normal immune regulation

Recent Preclinical and Translational Data Demonstrate That NDL2:

- Reduces tumor growth as monotherapy
- Enhances the activity of anti-PD-1 therapy
- Targets resistance mechanisms enriched in immunotherapy-refractory disease
- Preserves normal immune checkpoint function at the cell surface and therefore avoids toxicity associated with anti-PD-L1 agents

On Strategy

- NDL2 is reshaping cancer cell behavior by altering the functional protein landscape rather than simply blocking extracellular signaling
- NDL2 represents a complementary modality to epigenetic and transcriptional reprogramming, extending Kazia's strategy into targeted protein degradation

Next Steps

- Initiate IND enabling studies
- Integrate a clinical liquid biopsy to enable patient stratification, real-time monitoring, and personalized treatment optimization
- Launch PD-L1 degrader and NDL2 awareness campaign through abstracts, manuscripts, videos, and medical congress presentations

42

KAZIA THERAPEUTICS

SETDB1 Inhibitor Platform 43

SETDB1 Inhibitor Platform

Platform Overview

Complementing paxalisib's transcriptional modulation and NDL2's protein degradation

Asset Overview	Lead candidate, MSETC is an optimized, bicyclic peptide designed to target SETDB1, a key epigenetic regulator of immune evasion. By inhibiting SETDB1, MSETC could restore anti-tumor immune responses, including in tumors resistant to checkpoint inhibitors.
Origin	Developed by QIMR Berghofer
Development Stage	Preclinical; IND expected in 18 months
Lead Indications	Solid tumors with low immunogenicity ("immune cold", e.g. TNBC, NSCLC, CRC)
Formulation	Intravenous infusion
Key Differentiators	First-in-class SETDB1 inhibitor (chromatin-level immune regulator); targets immune evasion; potential to convert "immune cold" tumors into responsive tumors; combination-ready with immunotherapy and targeted agents; intracellular / nuclear mechanism not addressed by antibody therapies
Mechanism of Action	SETDB1 is a histone methyltransferase implicated in immune resistance and immune evasion that silences genes involved in immune recognition and interferon signaling through chromatin modification; designed to suppress immune signaling pathways, increase tumor visibility to the immune system, and potentially reverse resistance to checkpoint inhibitors
FDA Designations	N / A
IP	Initial composition of matter IP filed in 2022

44

KAZIA THERAPEUTICS

SETDB1 Inhibitor Platform

SETDB1: Making Cancer Visible to the Immune System

What is SETDB1?

- A protein that cancer cells use to **hide from the immune system**
- Turns off signals that would normally alert the body to attack the tumor, **acting like an internal "off switch"**

Why Does This Matter?

- Many cancers become resistant to immunotherapy because they can no longer be "seen" by the immune system. By targeting SETDB1, we aim to:
  - Turn those signals back **on**
  - Make tumors **more visible**
  - Help existing therapies **work again**

Why is This a Big Opportunity ?

- Targets a **major global unmet need**: aggressive, treatment-resistant cancers
- Novel first-in-class therapeutic and companion biomarker platform with lead indications in **NSCLC**, **CRC**, **and metastatic breast cancer (TNBC)**
- Many patients still **do not respond or develop resistance** to immunotherapy

Why Isn't Everyone Doing This?

- SETDB1 works **inside the cell nucleus**, making it difficult to target
- It has only recently been recognized as a **key driver of immune resistance**
- New technologies (like advanced peptides) are now making this possible

Why Kazia?

- Access through leading research from QIMR Berghofer
- First-in-class optimized approach to targeting SETDB1
- Complements Kazia's existing focus on **reprogramming cancer behavior**

45

KAZIA THERAPEUTICS

SETDB1 Inhibitor Platform MSETC: First - In - Class Bicyclic Peptide Inhibitor Target SETDB1, a key regulator of tumor immune evasion • SETDB1 is a key regulator of tumor immune evasion, driving resistance to immunotherapy in solid cancers • Overexpressed in aggressive solid tumors • Novel biology identified using an AI - integrated epigenetic drug discovery engine • Translational obervations: Selective enrichment of the nuclear SETDB1 complex in I/O - resistant and metastatic patients • Companion biomarker: A liquid biopsy - based nSETDB1 biomarker Targeting nuclear SETDB1 Drug Development MSETC, first - in - class therapeutic • Potent and selective bicycle - based peptide therapeutic • Lead candidate generation and extensive optimization using AI - integrated epigenetic drug discovery engine • Optimized IV delivery • Structural breakthrough : First co - crystal structure of MSETC bound to the nuclear SETDB 1 – ATF 7 IP – importin complex • MSETC large scale manufacturing capability Mechanism of Action MSETC disrupts the nuclear SETDB1 complex • Selective complex disruption: MSETC disrupts the nuclear SETDB1 complex, a key driver of immunotherapy resistance, metastasis, and recurrence • Disease - specific targeting: Complex is absent in healthy cells • Preserves normal function: Does not inhibit SETDB1 catalytic activity, maintaining essential immune function Pharmacokinetics & Safety PK & safety package established • Comprehensive PK and safety package established • Benchmarking suggests superior characteristics relative to current clinical - stage epigenetic therapies Biological Activity Dual targeting therapeutic • Targets metastatic initiating tumor cells • Reverses terminal immune exhaustion • In vivo MSETC efficacy: o Inhibits primary tumor burden and metastases with monotherapy and in combination with immunotherapy o Blinded pathology analysis shows no evidence of autoimmunity Epigenetic Reprogramming Drives immune visibility and anti - metastatic activity • Increases interferon (IFN) signaling • Induces viral mimicry • Upregulates MHC Class I & II expression • Promotes tumor - specific neoantigen presentation • Induces durable immune memory • Disruption of metastatic initiating tumor cells Preclinical / translational data on file.

SETDB1 Inhibitor Platform

Summary & Next Steps

Innovation Breakthrough

- Targets SETDB1, a chromatin-level regulator that suppresses tumor immune recognition
- Addresses immune evasion at its earliest control layer
- Represents a novel approach to restoring immune signaling in tumors resistant to current therapies

Emerging Preclinical Rationale Supports SETDB1 Targeting

- Reactivates interferon and antigen presentation pathways
- Increases tumor visibility to the immune system
- Sensitizes tumors to checkpoint inhibition in resistant settings
- Targets mechanisms not addressed by current immunotherapies

On Strategy

- Extends Kazia's cancer reprogramming approach to chromatin-level control of tumor behavior
- Complements paxalisib's transcriptional modulation and NDL2's protein degradation
- Enables a multi-layered strategy addressing immune evasion across distinct biological levels

Next Steps

- Advance IND-enabling studies and candidate characterization
- Build awareness and value through continued generation and dissemination of preclinical and translational data supporting the SETDB1 platform and MSETC
- Define optimal combination strategies with checkpoint inhibitors and targeted therapies
- Generate translational data to support patient selection and biomarker-driven development
- Evaluate early partnering opportunities aligned with development milestones

47

KAZIA THERAPEUTICS

EVT801 48

EVT801

Overview

Asset Overview	A highly selective, potential first-in-class small molecule Vascular Endothelial Growth Factor Receptor-3 (VEGFR3) inhibitor, primarily inhibiting lymphangiogenesis
Origin	Discovered by Sanofi; Early development by Evotec SE; In-licensed by Kazia in 2021
Development Stage	Phase 1 completed
Lead Indications	Potentially high-grade serous ovarian cancer (HGSOC)
Formulation	Oral, capsule
Key Differentiators	Selective VEGFR3 inhibitor in clinical development; distinct from broader VEGF / VEGFR inhibitors that target multiple VEGF receptors, with the potential for a more favorable safety profile and reduced resistance due to hypoxia
Mechanism of Action	By inhibiting VEGFR-3, EVT801 restricts lymphangiogenesis (the formation of new lymphatic vessels), stabilizes tumor vasculature, reduces hypoxia, and thereby limits tumor escape and metastatic spread
FDA Designations	N / A
IP	Composition-of-matter to 2032 / 2033 in most jurisdictions (excluding PTE)

49

KAZIA THERAPEUTICS

EVT801

EVT801 Selectively Inhibits VEGFR3


Avastin®
(bevacizumab)
LUCENTIS®
(ranibizumab)
VEGF-B
VEGF-E
VEGF-A
VEGF-C
VEGF-D
SUTENT®
(sunitinib)
NEXAVAR®
(sorafenib)
INLYTA®
(axitinib)
VOTRIENT®
(pazopanib)
VEGFR1
VEGFR2
VEGFR3
EVT801
Signal Modulation
Angiogenesis
Vasculogenesis
T-Cell Migration
Cell Survival
(Lymph)-angiogenesis
T-Cell Migration

50

EVT801 A Differentiated Anti - Tumor Approach Tumor Killing • Direct effect on VEGFR3 - expressing tumor cells (typically from endothelial origin, e.g. sarcoma) Increase in anti - tumor immune activity • No impact on T - cells viability • Increased infiltration of effector T - cells • Reduction in immunosuppressive myeloid cells Inhibition of tumor escape and metastasis • Stabilization of tumor vasculature • Inhibition of (lymph) - angiogenesis • Avoidance of hypoxia decreases potential for metastatic spread 3 2 1 51

EVT801

Phase 1 Dose-Finding Trial Completed

Study Background

Target population: Histologically-confirmed advanced or metastatic solid tumors, unresponsive to standard treatment, or for whom no standard treatment is available or appropriate

Sponsor: Kazia Therapeutics Limited

Product: EVT801

EudraCT Number: 2021-002483-47

Clinical Sites (France only):
- IUCT-Oncopole, Toulouse
  PI : Dr Gomez-Roca
- Centre Léon Bérard, Lyon
  PI : Dr Philippe Cassier

Design
Monotherapy dose escalation
N=26


Dose cohort 3
EVT801
monotherapy
Dose cohort 2
EVT801
monotherapy
Dose cohort 1
EVT801
monotherapy

- 6 cohorts
- Single-patient cohorts initially; expand to 3+3 when toxicity is encountered
- Mixed population of advanced solid tumors
- Doses from 50mg QD to 500mg BID

Overall Summary

Patients with 11 different cancer types were enrolled, with heavily pretreated advanced ovarian cancer being the most prevalent indication (11 patients)

MTD has been reached at 500mg BID

The recommended dose for Phase 2 is 400mg BID* in continuous monotherapy administration

Trial ID: KZA 0801-101, NCT05114668
MTD: Maximum Tolerated Dose; RP2D: Recommended Phase 2 Dose *Human active dose prediction based on predicted human clearance of 2.5 mL / min / kg: 375 mg BID*

52

KAZIA THERAPEUTICS

EVT801

Summary & Next Steps

Kazia has initiated a regional and / or global partnership search for EVT801.

1. Well-understood mechanism (anti-angiogenesis) with unique differentiating feature (high VEGFR3 selectivity)
2. Strong preclinical data package, with observed activity in multiple tumors and favourable toxicology
3. Potential for combination use with immuno-oncology therapies
4. Phase 1 completed demonstrating encouraging safety and tolerability profile to date
    - Clinical and biomarker data presented at AACR Ovarian Cancer Research Symposium September 2024
    - Primary and secondary objectives successfully met, with MTD and RP2D identified
    - Encouraging signal of activity observed in high-grade serous ovarian cancer (HGSOC) as well as strong VEGFR3 biomarker expression
5. Next clinical trial under discussion with scientific thought leaders
    - Consolidate safety data at RP2D and our hypotheses on EVT801 mode of action
    - Validate HGSOC as indication of choice for clinical trial Phase 2 as monotherapy or in combination with standard-of-care (ex. PARPi)

53

KAZIA THERAPEUTICS

Corporate Highlights 54

Near-Term Milestones & Anticipated Catalysts

Q4 2025
- Pricing of $50m private placement of equity securities (Milestone)

Q1 2026
- Complete metabolic response in stage IV TNBC expanded access patient and 2 partial responses in metastatic TNBC Phase 1b study (Milestone)
- PD-L1 protein degrader platform update

Q2 2026
- Acquisition of SETDB1 inhibitor platform (Milestone)
- Anticipated update from FDA discussion regarding paxalisib commercial and development path forward
- Advancement of NDL2 PD-L1 degrader and MSETC SETDB1 inhibitor platforms toward IND-enabling studies

Q3 2026 – Q4 2026
- Readouts from neuro-oncology focused clinical trials in patients with GBM and brain metastases
- Update of paxalisib pre-clinical development into additional breast cancer subtypes
- Publication / Presentation of translational data supporting therapeutic reprogramming strategy for paxalisib

Q2 2026 – Q4 2026
- Clinical efficacy and biomarker data from ongoing Phase 1b breast cancer study
- PD-L1 degrader and SETDB1 inhibitor awareness, NDL2 and MSETC IND-initiating studies

Milestone **Anticipated Catalyst**

55
KAZIA THERAPEUTICS

Investment Drivers Kazia is helping to redefine oncology development by advancing a cohesive therapeutic approach aimed at reprogramming tumor biology. Resistance biology is well documented and combination strategies are actively sought by strategic partners . • Build a portfolio that is greater than the sum of its parts • Align with clear pharma appetite for epigenetic modulation, immune - sensitization, and targeted degradation assets • Generate early clinical and translational proof - of - concept data that is highly attractive for strategic partnering • Participate meaningfully in multiple large oncology markets without overextending development resources Our clinical and translational focus is advanced breast cancer and other immunotherapy - challenged solid tumors that represent multi - billion - dollar markets with high unmet need . Our assets are designed to remain relevant across tumor heterogeneity and evolving treatment landscapes. Our strategy is aligned with where both science and capital are moving in oncology. Our integrated approach allows us to: 56

Leadership Managemen t Dr. John Friend Chief Executive Officer Jeffrey J. Kraws Head of Corporate Strategy & Development Jeffrey Bonacorda VP Finance & Controller Robert Apple Chairman Steven Coffey Non - Executive Director Ebru Davidson Non - Executive Director Board of Directors Elissa Hansen Corporate Secretary Dr. Sudha Rao Chief Scientific Officer 57

www.kaziatherapeutics.com ir@kaziatherapeutics.com